Exhibit 12.1

First BanCorp

Computation of Ratio of Earnings to Fixed Charges

Year Ended December 31, 2012
Including Interest on Deposits
Earnings:
Pre-tax income from continuing operations	$35,714
Plus:
Fixed Charges (excluding capitalized interest)	179,788

Total earnings	$215,502

Fixed Charges:
Interest expensed and capitalized	$176,560
Amortized premiums, discounts, and capitalized expenses related to indebtedness	3
An estimate of the interest component within rental expense	3,225

Total Fixed Charges	$179,788

Ratio of Earnings to Fixed Charges	1.20
Excluding Interest on Deposits
Earnings:
Pre-tax income from continuing operations	$35,714
Plus:
Fixed Charges (excluding capitalized interest)	51,529

Total earnings	$87,243

Fixed Charges:
Interest expensed and capitalized	$48,301
Amortized premiums, discounts, and capitalized expenses related to indebtedness	3
An estimate of the interest component within rental expense	3,225

Total Fixed Charges	$51,529

Ratio of Earnings to Fixed Charges	1.69